

Exhibit 99.1

Operating and Financial Review and Prospects for the fourth quarter and year ended December 31, 2003

All amounts are in US$ unless otherwise stated

ClearWave N.V. ("ClearWave" or the "Company"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon") and in Czech Republic through its subsidiary Český Mobil a.s ("Český Mobil").

ClearWave's net subscriber additions for the quarter grew 183.6%, reaching 603,570 compared to 212,833 for the same quarter of 2002. The Company had 5,003,793 total subscribers at the end of the fourth quarter of 2003, a 31.2% increase compared to 3,814,960 subscribers at the end of 2002.

Service revenue in the fourth quarter of 2003 increased 42.3% to $259.4 million compared to $182.3 million for the same period last year. Selling, general and administrative expenses ("SG&A"), at $72.5 million for the quarter increased to 28.0% of service revenues compared to 26.2% for the fourth quarter of 2002 as a result of greater selling and marketing expenses associated with the record subscriber growth and the increased percentage of postpaid subscribers. Operating income before depreciation and amortization (OIBDA)[1] increased 46.9% to $96.3 million compared to $65.6 million for the fourth quarter last year.

Operating Income for the fourth increased 101%, reaching $42.9 million compared to $21.4 million for the fourth quarter of 2002. The strong growth in operating income reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company's operating subsidiary recorded its third quarter of positive operating income. Net income for the fourth quarter was $1.5 million or $0.02 per share, compared to $4.4 million, or $0.05 per share, for the corresponding period in 2002. The decrease in net income compared the fourth quarter of 2002 is due to higher income taxes at MobiFon and a reduction in the share of losses allocated to minority interests in Český Mobil as a result of the company's improved performance.

For the year 2003 as a whole, service revenues were up 40.1% to $914.9 million compared to $652.9 million for the same period last year. OIBDA increased 51.7% to $378.7 million compared to $249.6 million for 2002 and operating income improved 82.5% to $174.0 million for the year 2003 compared to $95.3 million for the same 2002 period. Net income for the year 2003 reached $46.8 million or $0.56 per share, compared to $13.3 million or $0.16 per share for the year 2002. The 2003 net income includes a gain of $19.8 million on the sale of a minority interest in MobiFon recorded in the first quarter of the year while the corresponding 2002 results included $10.1 million in expenses related to early extinguishment of debt.

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[1] The Company uses the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. The Company believes that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for the Company's ongoing business operations, including its ability to fund discretionary spending such as capital expenditure and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The Company's OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. A reconciliation of OIBDA to operating income is provided in Note 11 to these interim financial statements. The Company believes that ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on the Company's network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.

MobiFon S.A. – Romania

MobiFon S.A. ("MobiFon" or "Connex"), the market leader in Romania with an estimated 49.0% share of the cellular market, added 494,961 net subscribers for the fourth quarter for a total of 3,457,042, compared to net additions of 172,648 in the fourth quarter of 2002 and total subscribers of 2,635,208 subscribers at the end of the same 2002 period, an increase of 31.2%. During the fourth quarter, Connex continued to focus on attracting higher-end postpaid subscribers and achieved a 62/38 prepaid/postpaid mix of new subscribers despite the intense Christmas promotional period when operators typically acquire large numbers of prepaid customers. As of December 31, 2003, postpaid subscribers accounted for 37% of Connex's total subscriber base as compared to 36% at the end of 2002.

The fourth quarter of 2003 marked MobiFon's largest quarterly subscriber growth in its history. Management believes such growth to be reflective of the improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular telephony market penetration in Romania increased to 32.6% from 23.1% at the end of the fourth quarter of 2002.

Service revenues reached $145.1 million, a 27.3% increase over $114.1 million for the fourth quarter of 2002. This increase was largely attributable to a 25.9% increase in average subscribers. The monthly average revenue per user ("ARPU")[1] for the fourth quarter reached $13.94 compared to $13.83 for the same period of last year. Cost of services increased 33.7% to $30.0 million compared to $22.4 million for the same period last year primarily due to higher interconnection and site costs as a result of the greater subscriber base and network traffic. Selling, general and administrative expenses increased to 24.6% of service revenues compared to 23.1% for the 2002 corresponding period as a result of greater selling and marketing expenses associated with record subscriber growth, as well as, a required build up of customer service to support the postpaid growth. OIBDA increased 15.1% to $67.6 million compared to $58.7 million for the same period last year. OIBDA as a percentage of service revenue decreased to 46.6% compared to 51.5% in the quarter ending December 31, 2002, as a result of costs incurred in acquiring new subscribers, particularly for the postpaid segment. Operating income rose 18.9% to $41.1 million compared to $34.5 million for the fourth quarter of 2002.

For the year 2003 as a whole, service revenues increased 24.4% to $529.5 million compared to $425.6 million for the same period last year. This increase was largely attributable to a 22.4% increase in average subscribers. The ARPU for the year 2003 reached $14.35 compared to $14.19 in 2002, sustained by the increased international interconnection revenues following the deregulation of the Romanian telecom industry. OIBDA increased 21.4% to $281.2 million or 53.1% of service revenue compared to $231.5 million or 54.4% of service revenue for the 2002 period. Operating income rose 18.1% to $170.7 million compared to $144.6 million for 2002.

Český Mobil a.s. – Czech Republic

Český Mobil a.s. ("Český Mobil" or "Oskar") added 108,609 net subscribers in the fourth quarter to reach 1,546,751, an increase of 31.1% compared to 1,179,752 subscribers at the end of the fourth quarter of 2002. The company's focus on postpaid growth continued to be successful with postpaid subscribers representing 61% of net additions during the quarter. As a result, the company's prepaid/postpaid mix as of December 31, 2003 was 58/42 compared to 64/36 at December 31, 2002. Oskar estimates it held a 16% share of the national cellular market as of December 31, 2003, compared to a 14% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 95.2% from 83.2% at the end of the fourth quarter of 2002. According to management's estimate, Český Mobil successfully captured 32.5% of the total market new subscriber additions during the year, its best performance ever.

Service revenues increased 67.3% to $114.2 million compared to $68.3 million for the fourth quarter of 2002 primarily due to a 28.7% increase in average subscribers and a 30.3% increase in ARPU. ARPU for the fourth quarter reached Czech Koruna 665.9 ($24.70) compared to Czech Koruna 588.8 ($18.96) for the same period of last year and the average exchange rate between the U.S. Dollar and the Czech Koruna during the fourth quarter of 2003 was 13% higher than for the same period in 2002.

Oskar recorded OIBDA of $31.6 million compared to OIBDA of $7.3 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth, the company's focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Also included in OIBDA in the fourth quarter of 2003, is the effect of a $5.2 million reduction in estimated interconnection costs of which approximately $2.7 million is related to 2002. Selling, general and administrative expenses declined to 29.7% of service revenues compared to 30.8% for the same period last year. Oskar recorded positive operating income of $4.8 million for the fourth quarter 2003, compared to an operating loss of $12.7 million for the fourth quarter of 2002.

For the year 2003 as a whole, service revenues increased 69.5% to $385.4 million[2] compared to $227.3 million for the same period in 2002. OIBDA reached $103.3 million compared to OIBDA of $20.2 million for the year 2002, an improvement of $83.1 million. Operating income reached $9.2 million compared to a loss of $47.2 million for the same period in 2002.

Effective January 2004, the Value Added Tax ("VAT") for telecommunication services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government's effort to combat the state's public deficit. The reforms also call for a decrease in the corporate income-tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar's service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

Liquidity and Capital Resources

As of December 31, 2003, ClearWave held cash and cash equivalents of $214.6 million of which $28.1 million consisted of restricted short term investments.

Operating activities provided cash of $82.1 million for the fourth quarter and $270.8 million for the year 2003 as a whole compared to $45.8 million and $152.8 million respectively for the same periods in 2002.

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[2] Including the effects of a $1.5 million September year-to-date reclassification to service revenue from cost of service (See Note 10 to Consolidated Interim Financial Statements).



The primary factor contributing to the higher operating cash flow was higher 2003 operating income before non-cash items such as depreciation and amortization over the corresponding periods in 2002 offset by higher taxes paid by MobiFon in 2003.

Cash used for investing activities during the fourth quarter amounted to $55.1 million and was $146.8 million for the year 2003 as a whole compared to $76.4 million and $242.9 million for the same periods in 2002. Our investing activities consisted of acquisitions of property, plant and equipment which, during the 2003, were partially offset by net proceeds received from the sale of a partial interest in MobiFon of $41.5 million.

Financing activities used cash of $22.7 million for the fourth quarter and $10.3 million year-to-date. Included therein on a year-to-date basis, were $54.1 million distributed to minority shareholders of MobiFon, $142.1 million of dividends distributed to shareholders, $88.1 million representing a full repayment of demand notes due to TIW, $28.1 million in additions to restricted short term investments, $317.1 million proceeds from debt issuance less $13.2 million in financing costs incurred and $18.9 million received from the issuance of subsidiaries' shares to minority interests. During the year 2002, sources of cash from financing activities included $7.1 million advanced from TIW, $29.9 million from the issuance of subsidiaries' shares to minority interests, $78.6 million drawn on Český Mobil's credit facility and $255.0 million drawn on a new senior loan facility at MobiFon. These were partially offset by the incurrence of $8.6 million in deferred financing costs, $250.5 million in full repayment of existing MobiFon debt, a $19.8 million repayment of advances to TIW, and $10.8 million distributed to minority interests in MobiFon and resulted in $80.8 million being provided by financing activities.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which the Company's share amounted to $33.5 million. In July 2003, the shareholders of MobiFon approved additional distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

On November 17, 2003, MobiFon Holdings B.V. ("MobiFon Holdings") completed an exchange offer through which all of the Company's outstanding 12.5% Senior Notes issued on June 27, 2003 were exchanged for similar notes registered under the United States Securities and Exchange Commission. During the twelve month period ended December 31, 2003, financing costs in the amount of $9.8 million related to the issuance of these notes were deferred.

During the fourth quarter of 2003, Český Mobil drew $18.1 million from its long-term syndicated Euro and Czech Koruna denominated credit facility and MobiFon drew $20.0 million from its senior loan facility. Both MobiFon and Český Mobil's senior credit facilities were fully drawn at the end of 2003.

Long-term debt, including current portion, at the end of the fourth quarter was $1.1 billion, comprised of $312.7 million at MobiFon, $587.2 million at Český Mobil and $220.1 million at MobiFon Holdings. The operations' long-term liabilities also include $36.4 million of unrealized losses associated with derivative financial instruments.



On February 2, 2004 the Company acquired from Ceska Konsolidacni Agentura ("CKA"), a Czech state owned agency, its 3.62% stake in Český Mobil. The transaction was effected through TIW Czech N.V. ("TIW Czech"), a controlled subsidiary of ClearWave and TIW. CKA sold its equity position in Český Mobil following the exercise of an option granted in 1999 as part of the creation of Český Mobil. The option allowed CKA to sell the entirety of its stake at a price of approximately 469 million Czech Koruna (approximately $17.5 million), representing the amount paid originally for the 3.62% equity stake, plus compounded interest on such amount of 7% per annum. TIW Czech financed this acquisition via shareholders' contribution. ClearWave owns a 24.2% equity interest in TIW Czech and its share of the purchase price was approximately $5.3 million. Following the transaction, TIW Czech has increased its position in Cesky Mobil from 96.25% to 99.87%.

On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire 5.9% of MobiFon from Emerging Markets Partnership (Europe) Limited, an affiliate of Emerging Markets Partnership ("EMP"), in exchange for the issuance of 12,971,119 of its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration of the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, EMP who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that ClearWave will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire from EMP a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW that EMP has agreed to reinvest into TIW common shares. ClearWave would therefore increase its equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction. The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The closing of this transaction remains subject to certain conditions.

The Company expects to have future capital requirements, particularly in relation to the expansion and addition of capacity of its cellular networks and for servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

Non GAAP Measures

The Company uses the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Canadian GAAP. The Company believes ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers.

The following table provides a reconciliation between service revenues and ARPU for MobiFon and Český Mobil:

	MobiFon				Český Mobil			
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Service revenues for the periods *(in thousands)*	**145,146**	114,057	**529,520**	425,567	**114,221**	68,268	**385,388**	227,342
Average number of subscribers for the period *(in millions)* *	**3.21**	2.55	**2.84**	2.32	**1.49**	1.16	**1.35**	1.06
Average monthly service revenue per subscriber for the period *(in $)*	**15.07**	14.92	**15.52**	15.27	**25.51**	19.62	**23.79**	17.87
Less: impact of excluding in roaming and miscellaneous revenue	**(1.13)**	(1.09)	**(1.17)**	(1.08)	**(0.81)**	(0.66)	**(084)**	(0.67)
ARPU	**13.94**	13.83	**14.35**	14.19	**24.70**	18.96	**22.95**	17.20

* Calculated as the average of each month's average number of subscribers.

Forward-looking Statements

This operating and financial review may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").



CLEARWAVE N.V.

Fourth Quarter 2003

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	December 31, 2003 $	December 31, 2002 $
	(unaudited)	(Note 1)
ASSETS		
Current assets		
Cash and cash equivalents	186,442	46,383
Short-term investments - restricted (Note 6)	28,125	-
Trade debtors, net of allowance for doubtful accounts of $5,317;	80,092	55,175
Amounts receivable from minority interests (Note 4)	16,695	-
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,367	20,105
Deferred income tax asset	1,003	1,932
Other current assets	1,312	1,686
Total current assets	349,625	138,163
Property, plant and equipment	1,101,920	1,021,841
Licenses	89,641	94,593
Goodwill	57,219	52,606
Deferred financing and other costs (Note 6)	28,165	19,999
	1,626,570	**1,327,202**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable - trade	55,262	37,693
Accounts payable - TIW group	-	2,350
Income and value added taxes payable	14,965	5,459
Accrued liabilities	71,770	58,940
Accrued interest payable	20,578	7,509
Due to parent and affiliated companies (Note 6)	-	88,085
Deferred revenues	33,046	28,483
Current portion of long-term debt	61,677	-
Amounts payable to minority interests (Note 4)	23,577	13,400
Total current liabilities	280,875	241,919
Deferred income tax liability	8,691	5,211
Long-term debt (Note 6)	1,058,251	737,981
Derivative financial instrument position	36,404	46,751
Minority interests	183,179	146,588
Shareholders' equity		
Share capital		
45,868,498 Class A Subordinate Voting Shares and		
38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium (Note 6)	21,737	163,865
Retained earnings (deficit)	14,565	(32,221)
Accumulated other comprehensive income (loss)	-	-
Foreign currency translation adjustment (Note 4)	9,025	5,038
Fair value of interest rate and cross-currency swaps and options	(7,624)	(9,397)
Total shareholders' equity	59,170	148,752
	1,626,570	**1,327,202**

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2003 $	2002 $	2003 $	2002 $
Revenues				
Services	259,367	182,325	914,908	652,909
Equipment	18,420	14,137	52,177	41,545
	277,787	196,462	967,085	694,454
Cost of services	73,695	60,224	268,208	204,203
Cost of equipment	35,231	22,830	89,354	64,754
Selling, general and administrative expenses	72,546	47,844	230,873	175,862
Depreciation and amortization	53,380	44,205	204,645	154,286
Operating income	**42,935**	**21,359**	**174,005**	**95,349**
Interest expense	(22,945)	(18,284)	(80,363)	(71,786)
Interest and other income	665	914	1,963	1,921
Foreign exchange gain (loss)	591	(4,478)	3,527	2,109
Gain on disposal of investment (Note 3)	-	-	19,821	-
Expenses related to extinguishment of debt	-	-	-	(10,100)
Income before income taxes and minority interests	**21,246**	**(489)**	**118,953**	**17,493**
Income taxes	14,125	6,126	49,910	32,273
Income (loss) before minority interests	**7,121**	**(6,615)**	**69,043**	**(14,780)**
Minority Interests	(5,617)	11,002	(22,257)	28,067
Net income	**1,504**	**4,387**	**46,786**	**13,287**
Foreign currency translation adjustment (Note 4)	1,695	449	3,987	4,059
Change in fair value of interest rate and cross currency swaps and options	1,694	(1,772)	1,773	(2,636)
Comprehensive income (loss)	**4,893**	**3,064**	**52,546**	**14,710**
Weighted average number of shares	84,099,448	84,099,448	84,099,448	84,099,448
Basic and diluted net income per share	0.02	0.05	0.56	0.16

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of US dollars)

	Share Capital $	Share Premium $	Retained Earnings (Deficit) $	Accumulated Other Comprehensive Income (Loss) $	Total Shareholders' Equity $
Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	-	-	2,096	2,240	4,336
Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378
Comprehensive income	-	-	5,441	4,800	10,241
Balance as at June 30, 2002	21,467	163,865	(37,971)	1,258	148,619
Comprehensive loss	-	-	1,363	(4,294)	(2,931)
Balance as at September 30, 2002	21,467	163,865	(36,608)	(3,036)	145,688
Comprehensive income (loss)	-	-	5,750	(5,617)	133
Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752
Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752
Comprehensive income	-	-	26,328	427	26,755
Balance as at March 31, 2003	21,467	163,865	(5,893)	(3,932)	175,507
Dividends declared (Note 6)	-	(142,128)	-	-	(142,128)
Comprehensive income (loss)	-	-	13,220	(268)	12,952
Balance as at June 30, 2003	21,467	21,737	7,327	(4,200)	46,331
Comprehensive income	-	-	5,734	2,212	7,946
Balance as at September 30, 2003	21,467	21,737	13,061	(1,988)	54,277
Comprehensive income	-	-	1,504	3,389	4,893
Balance as at December 31, 2003	21,467	21,737	14,565	1,401	59,170

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,	
	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES				
Net income	1,504	4,387	46,786	13,287
Adjustments to reconcile net income to cash provided by operating activities				
Depreciation and amortization	53,380	44,205	204,645	154,286
Deferred income taxes	3,070	2,075	4,140	4,201
Minority interests	5,617	(11,002)	22,257	(28,067)
Gain on disposal of investment (Note 3)	-	-	(19,821)	-
Other non-cash items	7,087	(2,526)	11,704	12,877
Changes in operating assets and liabilities	11,396	8,681	1,124	(3,806)
Cash provided by operating activities	82,054	45,820	270,835	152,778
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	(55,064)	(76,445)	(188,330)	(242,893)
Net proceeds from the sale of ownership in a subsidiary (Note 3)	-	-	41,500	-
Cash used in investing activities	(55,064)	(76,445)	(146,830)	(242,893)
FINANCING ACTIVITIES				
Dividends (Note 6)	-	-	(142,128)	-
Repayment of advances from parent company	-	(9,983)	(88,085)	(19,805)
Advances from parent company	-	-	-	7,055
Issuance of subsidiaries' shares to minority interests	-	-	18,879	29,930
Subsidiary's distributions paid to minority interests (Note 3)	(15,086)	(992)	(54,105)	(10,798)
Proceeds from issue of long-term debt (Note 6)	38,118	30,407	317,120	333,557
Repayment of long-term debt	-	-	-	(250,498)
Deferred financing costs (Note 6)	(305)	(856)	(13,224)	(8,646)
Additions to short-term investments - restricted (Note 6)	-	-	(28,125)	-
Cash provided by (used in) financing activities	22,727	18,576	10,332	80,795
Net effect of exchange rate translation on cash and cash equivalents	3,708	(421)	5,722	721
Net change in cash and cash equivalents	53,425	(12,470)	140,059	(8,599)
Cash and cash equivalents, beginning of period	133,017	58,853	46,383	54,982
Cash and cash equivalents, end of period	186,442	46,383	186,442	46,383

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand and cash flows from operating activities.

NOTE 2
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $0.7 million and $6.7 million for property, plant and equipment for the three months and year ended December 31, 2003, the majority of which have already been removed from service. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three months period and year ended December 31, 2003 of approximately $3.3 million and $14.8 million, respectively.

NOTE 3
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. ("MOBIFON")

In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid in July 2003.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate consideration, of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 was distributed to minority shareholders. The Company's share of this dividend was mainly used to further repay demand notes to TIW.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

NOTE 4
INVESTMENT IN CESKY MOBIL a.s. ("CESKY MOBIL")

In July 2003, the shareholders of TIW Czech N.V. ("TIW Czech") made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by minority interests. This amount was mainly used to fund Český Mobil's network expansion.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by non-controlling shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders' receivables of $16.7 million and a net increase of $3.7 million to minority interests.

NOTE 5
FINANCIAL INSTRUMENTS

In January 2003, Český Mobil a.s., ("Český Mobil") entered into interest rate and currency swaps and option arrangements pursuant to which an additional €40.0 million ($50.5 million) of Euro-based borrowings are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.25% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($12.6 million) of Euro based debt.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

In May 2003, upon the expiry of a €60.0 million ($75.8 million) 6-month swap, Český Mobil entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings. In June 2003, Český Mobil entered into an interest rate and currency swap arrangement pursuant to which a further €10.0 million ($12.6 million) of Euro-based borrowings are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a 1.25% fixed rate spread which continues to be payable in Euro. On September 11, 2003 Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €20.0 million ($25.3 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.74% per annum plus a 1.25% fixed rate spread which continues to be payable in Euro. The full €20.0 million of this arrangement is effective until December 2007 with €15.0 million continuing to be in effect until March 2008.On November 20, 2003, Český Mobil entered into an interest rate swap arrangement pursuant to which the Pribor component of 760 million of Koruna ($29.6 million) borrowings was fixed at 3.67% to December 2008. The Company has designated these instruments as hedges.

During the third quarter of 2003, as a result of achieving certain financial ratios, the interest rate spread payable on the long-term credit facility of Český Mobil was reduced by .50% and .75% for Tranches A and B, respectively. In addition, Český Mobil amended certain of its existing interest rate and Euro to Koruna cross currency swap arrangements. As a result, the effective weighted average interest rate on this facility was reduced from 6.7% to 5.9%.

NOTE 6
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. ("MOBIFON HOLDINGS")

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company's investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%.   Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted cash on the balance sheet and $182.5 million was paid to the Company as a reduction of intercompany loans. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon S.A. nor to reduce its ownership in MobiFon S.A. to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

NOTE 7
FOREIGN CURRENCIES

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company's reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

The movement in the foreign currency translation adjustment of $4.0 million, net of minority interest of $12.5 million reported as comprehensive income for the year ended December 31, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US$ and 25.65 Czech Koruna for one US$ as at December 31, 2002 and December 31, 2003, respectively.

NOTE 8
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

NOTES TO CONSOLIDATED INTERIM
FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

Under Canadian GAAP, there would be a statement of retained earnings, however, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $7.6 million and $9.4 million, minority interest would be increased by $21.3 million and $25.1 million, deferred income tax assets would be reduced by $0.7 million and $0.9, long term assets would increase by $1.2 million and NIL, short term liabilities would increase by $1.4 million and NIL and long term liabilities would be reduced by $29.8 million and $35.4 million as at December 31, 2003 and December 31, 2002, respectively, under Canadian GAAP. There would also be an immaterial difference in the gain on disposal of investment calculated for Canadian and U.S. GAAP purposes.

NOTE 9
SUBSEQUENT EVENTS

Acquisition of MobiFon's Equity Interest
On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration for the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW. The Company would therefore increase its equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction. The closing of the transaction, which will be accounted for using the purchase method, remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing - MobiFon
On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

NOTE 10
COMPARATIVE FIGURES AND RECLASSIFICATIONS

In the fourth quarter, the Company modified its classification for certain shared revenues; consequently, the results for the 12 months ended December 31, 2003 include a September year-to-date adjustment which increased both service revenues and cost of services by $1.5 million.

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003

(in thousands of U.S. dollars)

NOTE 11
SEGMENTED INFORMATION

	FOR THE TWELVE MONTHS ENDED ENDED DECEMBER 31,							
	2003				**2002**			
	[unaudited]				[unaudited]			
	Romania	Czech Republic	Corporate	**Total**	Romania	Czech Republic	Corporate	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Revenues								
Services	529,520	385,388	-	914,908	425,567	227,342	-	652,909
Equipment	28,531	23,646	-	52,177	21,214	20,331	-	41,545
	558,051	409,034	-	967,085	446,781	247,673	-	694,454
Cost of services	104,714	163,494	-	268,208	81,462	122,741	-	204,203
Cost of equipment	53,301	36,053	-	89,354	39,160	25,594	-	64,754
Selling, general and administrative expenses	118,841	106,143	5,889	230,873	94,613	79,143	2,106	175,862
Depreciation and amortization	110,458	94,187	-	204,645	86,919	67,367	-	154,286
Operating income (loss)	170,737	9,157	(5,889)	174,005	144,627	(47,172)	(2,106)	95,349
Acquisition of property, plant and equipment, including unpaid acquisitions	107,639	69,748	-	177,387	100,336	106,560	-	206,896
Property, plant, equipment, licenses and goodwill as at December 31, 2003 (December 31, 2002)	547,082	701,698	-	1,248,780	555,742	613,298	-	1,169,040
Total assets as at December 31, 2003 (December 31, 2002)	716,695	820,646	89,229	1,626,570	660,341	665,575	1,286	1,327,202
Operating income (loss) before depreciation and amortization (*)	281,195	103,344	(5,889)	378,650	231,546	20,195	(2,106)	249,635
(*) computed as: Operating income (loss)	170,737	9,157	(5,889)	174,005	144,627	(47,172)	(2,106)	95,349
plus: Depreciation and amortization	110,458	94,187	-	204,645	86,919	67,367	-	154,286

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003
(in thousands of U.S. dollars)

NOTE 11
SEGMENTED INFORMATION

FOR THE THREE MONTHS ENDED DECEMBER 31,

	2003 [unaudited]				2002 [unaudited]			
	Romania $	Czech Republic $	Corporate $	Total $	Romania $	Czech Republic $	Corporate $	Total $
Revenues								
Services	145,146	114,221	-	259,367	114,057	68,268	-	182,325
Equipment	8,394	10,026	-	18,420	5,872	8,265	-	14,137
	153,540	124,247	-	277,787	119,929	76,533	-	196,462
Cost of services	30,018	43,677	-	73,695	22,448	37,776	-	60,224
Cost of equipment	20,200	15,031	-	35,231	12,385	10,445	-	22,830
Selling, general and administrative expenses	35,728	33,937	2,881	72,546	26,389	21,022	433	47,844
Depreciation and amortization	26,537	26,843	-	53,380	24,185	20,020	-	44,205
Operating income (loss)	41,057	4,759	(2,881)	42,935	34,522	(12,730)	(433)	21,359
Acquisition of property, plant and equipment, including unpaid acquisitions	23,906	31,727	-	55,633	40,973	36,468	-	77,441
Operating income (loss) before depreciation and amortization (*)	67,594	31,602	(2,881)	96,315	58,707	7,290	(433)	65,564
(*) computed as: Operating income (loss)	41,057	4,759	(2,881)	42,935	34,522	(12,730)	(433)	21,359
plus: Depreciation and amortization	26,537	26,843	-	53,380	24,185	20,020	-	44,205